Brookfield Asset Management Inc.
5.80% Notes Due 2017
Underwriting Agreement
New York, New York
April 20, 2007
To the Representatives named in
     Schedule I hereto of the several
     Underwriters named in
     Schedule II hereto
Ladies and Gentlemen:
          Brookfield Asset Management Inc., a corporation organized under the laws of Ontario (the “Company”), proposes to sell to the several underwriters named in Schedule II hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, the principal amount of its securities identified in Schedule I hereto (the “Securities”), to be issued under an indenture (the “Indenture”) dated as of September 20, 1995 (as amended and supplemented by an Eighth Supplemental Indenture to be dated as of April 25, 2007), between the Company and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee (the “Trustee”). To the extent there are no additional Underwriters listed on Schedule I other than you, the term Representatives as used herein shall mean you, as Underwriters, and the terms Representatives and Underwriters shall mean either the singular or plural as the context requires. Any reference herein to the Registration Statement, the U.S. or Canadian Base Prospectus, any U.S. or Canadian Preliminary Prospectus or the U.S. or Canadian Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the U.S. or Canadian Base Prospectus, any U.S. or Canadian Preliminary Prospectus or the U.S. or Canadian Final Prospectus shall be deemed to refer to and include the filing of any document incorporated or deemed to be incorporated therein by reference. Certain terms used herein are defined in Section 22 hereof.
          1. Representations and Warranties. The Company represents and warrants to, and agrees with, each Underwriter as set forth below in this Section 1.
     (a) The Company meets the requirements under the Ontario securities laws, rules, regulations, instruments and orders applicable in the Province of Ontario (“Ontario Securities Law”) as interpreted and applied by the Ontario Securities Commission (the “Reviewing Authority”) and with the securities regulatory authorities (the “Qualifying Authorities”) in each of the other provinces of Canada (the “Qualifying Provinces”) for the use of a short form shelf prospectus with respect to the Securities and for the distribution of securities under the rules and procedures established in Canadian National Instrument 44-101 — Short Form Prospectus Distribution and 44-102 — Shelf Distributions (the “Shelf Procedures”); a preliminary short form base shelf prospectus and a short form base shelf prospectus relating to US$750,000,000 aggregate principal amount of debt securities and Class A Preference Shares (the “Shelf Securities”) have been filed with the Reviewing Authority and the Qualifying Authorities; a receipt has been obtained from the Reviewing Authority on behalf of itself and the Qualifying Authorities in respect of such short form base shelf prospectus and any amendment thereto; a preliminary prospectus supplement relating to the Securities has been filed with the Reviewing Authority and the Qualifying Authorities; and no order suspending the distribution of the Securities has been issued by the Reviewing Authority or any of the Qualifying Authorities and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Reviewing Authority or any of the Qualifying Authorities (the final short form base shelf prospectus filed with the Reviewing Authority for which a receipt has been obtained, as most recently amended or supplemented (excluding any supplement relating only to a prior offering of Securities) prior to the date of this Agreement, is hereinafter called the “Canadian Base Prospectus”; the preliminary prospectus supplement relating to the Securities provided to the Underwriters for purposes of marketing the Securities and filed with the Reviewing Authority and the Qualifying Authorities pursuant to the Shelf Procedures and Ontario Securities Law, together with the Canadian Base Prospectus, is hereinafter referred to as the “Canadian Preliminary Prospectus”; the prospectus supplement relating to the Securities to be filed with the Reviewing Authority and the Qualifying Authorities pursuant to the Shelf Procedures and Ontario Securities Law in accordance with Section 5(a) hereof, together with the Canadian Base Prospectus, is hereinafter called the “Canadian Final Prospectus”;
     (b) The Company meets the general eligibility requirements for use of Form F-9 (“Form F-9”) under the Act, and has prepared and filed a registration statement on Form F-9 (File No. 333-137945) in respect of the Shelf Securities with the Commission, has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement; such registration statement, and including any amendments thereto filed prior to the Execution Time, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-9 and the applicable rules and regulations of the Commission and including exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein, each in the form heretofore delivered or to be delivered to the Representatives, have been declared effective by the Commission in such form; the Company has filed with the Commission a preliminary prospectus supplement relating to the offering of the Securities; no other document with respect to such registration statement has heretofore been filed or transmitted for filing with the Commission, except for any documents filed with the Commission subsequent to the date of such effectiveness in the form heretofore delivered to the Representatives; and no stop order suspending the effectiveness of such registration statement has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission (the various parts of such registration statement, including all exhibits thereto and the documents incorporated by reference in the prospectus contained in the registration statement at the time such part of the registration statement became effective, each as amended at the time such part of the registration statement became effective and including any post-effective amendment thereto and any prospectus supplement relating to the Securities that is filed with the Commission pursuant to General Instruction II.K of Form F-9, are hereinafter collectively called the “Registration Statement”); any reference to any amendment to the Registration Statement shall be deemed to refer to and include any documents incorporated by reference therein after the effective date of the initial Registration Statement; the base prospectus filed as part of the Registration Statement relating to the Shelf Securities, contained in the Registration Statement at the Execution Time, is hereinafter called the “U.S. Base Prospectus”; any preliminary prospectus supplement relating to the offering of the Securities filed with the Commission pursuant to General Instruction II.K of Form F-9 under the Act, together with the U.S. Base Prospectus, which is used prior to the filing of the U.S. Final Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”; the final prospectus supplement relating to the offering of the Securities to be filed with the Commission pursuant to General Instruction II.K of Form F-9 after the Execution Time in accordance with Section 5(a) hereof, together with the U.S. Base Prospectus, is hereinafter called the “U.S. Final Prospectus”;
     (c) The documents which are incorporated by reference in the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus as of the date of this Agreement, when they were filed with the Reviewing Authority and the Qualifying Authorities, conformed in all material respects to the disclosure requirements of Ontario Securities Law as interpreted and applied by the Reviewing Authority and the Qualifying Authorities; and any further documents filed with the Reviewing Authority and the Qualifying Authorities and incorporated by reference in the Canadian Final Prospectus and the U.S. Final Prospectus, when such documents are filed with the Reviewing Authority and the Qualifying Authorities, will conform in all material respects to the disclosure requirements of Ontario Securities Law as interpreted and applied by the Reviewing Authority and the Qualifying Authorities; and no such documents were filed with the Reviewing Authority and the Qualifying Authorities since the Reviewing Authority’s, and the Qualifying Authorities’, close of business on the business day immediately prior to the date of this Agreement and prior to the execution of this Agreement;
     (d) On each Effective Date, the Registration Statement did, and when the U.S. Final Prospectus is first filed in accordance with General Instruction II.K of Form F-9 and on the Closing Date (as defined herein), the U.S. Final Prospectus and the Canadian Final Prospectus (and any supplements thereto) will, comply in all material respects with the applicable requirements of the Act, the Exchange Act, Ontario Securities Law, the securities laws of the Qualifying Provinces and the Trust Indenture Act and the respective rules thereunder; no order preventing or suspending the use of the Registration Statement, the U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus or any Issuer Free Writing Prospectus used outside of Canada has been issued by the Commission or the Reviewing Authority or the Qualifying Authorities; on each Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; on the Effective Date and on the Closing Date the Indenture did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; and on the date of any filing in accordance with General Instruction II.K of Form F-9 and on the Closing Date, each of the U.S. Preliminary Prospectus, the U.S. Final Prospectus (together with any supplement thereto), the Canadian Preliminary Prospectus and the Canadian Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the U.S. and Canadian Final Prospectuses (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement or the U.S. and Canadian Final Prospectuses (or any supplement thereto), it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof;
     (e) (i) The Disclosure Package and (ii) each electronic road show, when taken together as a whole with the Disclosure Package, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof;
     (f) (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer of the Securities and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer;
     (g) Each Issuer Free Writing Prospectus and the final term sheet prepared and filed pursuant to Section 5(b) hereto does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 8 hereof;

     (h) Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, which loss or interference is materially adverse to the Company and its subsidiaries, on a consolidated basis, otherwise than as set forth or contemplated in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus; and, since the respective dates as of which information is given in each of the Registration Statement, the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus and, otherwise than as set forth or contemplated in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, there has not been any change in the capital stock of the Company (other than pursuant to stock dividends, conversions of securities, employee stock options and other employee benefit plans and agreements described or referred to in each of Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus), any increase in the long-term debt of the Company and its subsidiaries on a consolidated basis, or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position or results of operations of the Company and its subsidiaries, which change is (or, in the case of prospective changes, will be) materially adverse to the Company and its subsidiaries on a consolidated basis;
     (i) Each of the Company and its subsidiaries has been duly amalgamated or incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction in which it is chartered or organized with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification, except where the failure of a subsidiary to be duly qualified and in good standing would not individually or in the aggregate have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries on a consolidated basis;
     (j) The Company has an authorized capitalization as set forth in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;
     (k) This Agreement has been duly authorized, executed and delivered by the Company;
     (l) The Securities have been duly authorized, and, when the Securities are issued and delivered pursuant to this Agreement, the Securities will have been duly executed, authenticated, issued and delivered and will constitute valid and legally binding obligations of the Company entitled to the benefits provided by the Indenture, which will be substantially in the form, save for any indenture supplements relating to a particular issuance of Securities, filed as an exhibit to the Registration Statement; the Indenture has been duly authorized and duly qualified under the Trust Indenture Act and, at the Closing

Date for the Securities, the Indenture will constitute a valid and legally binding instrument, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and the Indenture conforms, and the Securities will conform, to the descriptions thereof contained in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;
     (m) The issue and sale of the Securities and the compliance by the Company with all of the provisions of the Securities, the Indenture, this Agreement, and the consummation of the transactions therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, nor will such action result in any violation of the provisions of the articles or by-laws of the Company or any of its subsidiaries or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of its or their properties; and no consent, approval, authorization, order, registration, clearance or qualification of or with any such court or governmental agency or body is required for the issue and sale of the Securities or the consummation by the Company of the transactions contemplated by this Agreement or the Indenture, except such as have been, or will have been prior to the Closing Date, obtained under the securities laws of the Province of Ontario, the Act and the Trust Indenture Act and such consents, approvals, authorizations, orders, registrations, clearances or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters as contemplated herein and in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;
     (n) The statements set forth in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus under the captions “Description of Debt Securities” and “Description of the Notes”, insofar as they purport to constitute a summary of the terms of the Securities, and under the captions “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations”, “Plan of Distribution” and “Underwriting” in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus as amended or supplemented, insofar as they purport to describe the provisions of the laws and documents referred to therein, are fair summaries of the matters referred to therein;
     (o) Neither the Company nor any of its subsidiaries is in violation of its certificate of incorporation or by-laws. Neither the Company nor any of its subsidiaries is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except such violations or defaults which the Company has reasonable cause to believe would not individually or in the aggregate have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries on a consolidated basis;
     (p) Other than as set forth in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which the Company has reasonable cause to believe would individually or in the aggregate have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries on a consolidated basis; and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others;
     (q) The Company is not and, after giving effect to the offering and sale of the Securities, and the application of the proceeds thereof as described in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, will not be required to register as an “investment company,” as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);
     (r) No stamp or other issuance or transfer taxes or duties and no withholding or other taxes are payable by or on behalf of the Underwriters to Canada or any political subdivision or taxing authority thereof or therein in connection with (A) the issuance, sale and delivery by the Company outside Canada to or for the respective accounts of the Underwriters of the Securities or (B) the sale and delivery outside Canada by the Underwriters of the Securities to the initial purchasers thereof (assuming (i) the Underwriters are not, and are not deemed to be, resident in Canada for purposes of the Income Tax Act (Canada) and (ii) the Underwriters do not hold or use the Securities in the course of carrying on business in Canada for the purpose of the Income Tax Act (Canada));
     (s) The Company maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the Exchange Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under Multilateral Instrument 52-109 – Certification of Disclosures in Issuer’s Annual and Interim Filings, and such controls and procedures are effective to ensure that all material information concerning the Company is made known, on a timely basis, to the individuals responsible for the preparation of the Company’s filings with the Commission and the Qualifying Authorities. The Company is not aware of (a) any significant deficiency and material weaknesses in the design or operation of internal control over financial reporting (as such term is defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act and, in Canada, under Multilateral Instrument 52-109) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;
     (t) The Company maintains systems of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company and its subsidiaries are not aware of any material weakness in their internal controls over financial reporting;
     (u) The Company has complied in all material respects with the currently applicable provisions of the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange and the Toronto Stock Exchange, and, to the knowledge of the Company, the Company’s directors and executive officers, in their capacities as such, have complied in all material respects with the currently applicable provisions of the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange and the Toronto Stock Exchange;
     (v) Deloitte & Touche LLP, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, are independent registered chartered accountants with respect to the Company within the meaning of the Act and the applicable published rules and regulations thereunder and within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario;
     (w) The consolidated historical financial statements and schedules (including the financials results for the year ended December 31, 2006) of the Company and its consolidated subsidiaries included in each of the Disclosure Package, the U.S. Final Prospectus, the Canadian Final Prospectus and the Registration Statement present fairly, in all material respects, the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form, in all material respects, with applicable accounting requirements and have been prepared in conformity with Canadian generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein) and such annual consolidated financial statements have been reconciled to generally accepted accounting principles in the United States of America in accordance with Item 18 of Form 20-F under the Exchange Act. There have been no changes in the consolidated assets or liabilities of the Company from the position thereof as set forth in the consolidated historical financial statements and schedules of the Company and its consolidated subsidiaries, except changes arising from transactions in the ordinary course of business which, in the aggregate, have not been material to the Company and except for changes that are disclosed in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;
     (x) The Company owns the percentage of the issued and outstanding securities of each of its material subsidiaries as disclosed in each of the Disclosure

Package, the U.S. Final Prospectus and the Canadian Final Prospectus, in each case free and clear of any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest of any nature, except in respect of liabilities reflected in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus;
     (y) The Company and each of its material subsidiaries holds all requisite material licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects and none of the same contains any burdensome term, provision, condition or limitation except such licenses or other similar rights the absence of which would not have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries on a consolidated basis;
     (z) The Company and each of its material subsidiaries has filed on a timely basis all necessary tax returns and notices and have paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except where the failure to do so would not have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries on a consolidated basis; the Company is not aware of any material tax deficiencies or material interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon with respect to itself or any of its subsidiaries which have not otherwise been provided for by the Company on a consolidated basis;
     (aa) The Company is a reporting issuer not in default or the equivalent thereof under the applicable securities laws of each province of Canada that recognizes such concept; the Company is in compliance with its timely disclosure obligations under the applicable securities laws in all of the provinces of Canada, the Exchange Act and under the rules of the Toronto Stock Exchange and the New York Stock Exchange;
     (bb) No order, ruling or determination having the effect of suspending the sale or ceasing the trading of any securities of the Company has been issued or made by the Commission or by any securities commission in Canada or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the Company’s knowledge, contemplated or threatened by any such authority or under any applicable securities laws;
     (cc) The Company shall use the net proceeds received by it from the sale of the Securities in the manner specified in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus under the heading “Use of Proceeds”;
     (dd) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; and the Company, its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;
     (ee) The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened; and
     (ff) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.
          Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.
          2. Purchase and Sale. Subject to the terms and conditions and in reliance upon the representations and warranties herein set forth, the Company agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company, at the purchase price set forth in Schedule I hereto the principal amount of the Securities set forth opposite such Underwriter’s name in Schedule II hereto.
          3. Delivery and Payment. Delivery of and payment for the Securities shall be made on the date and at the time specified in Schedule I hereto or at such time on such later date not more than three Business Days after the foregoing date as the Representatives shall designate, which date and time may be postponed by agreement between the Representatives and the Company or as provided in Section 9 hereof (such date and time of delivery and payment for the Securities being herein called the “Closing Date”). Delivery of the Securities shall be made to the Representatives for the respective accounts of the several Underwriters against payment by the several Underwriters through the Representatives of the purchase price thereof to or upon the order of the Company by wire transfer payable in same-day funds to an account specified by the Company. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Representatives shall otherwise instruct.
          4. Offering by Underwriters. The several Underwriters will only offer the Securities for sale to the public as set forth in the U.S. Final Prospectus and the Canadian Final Prospectus.
          5. Agreements. The Company agrees with the several Underwriters that:
     (a) Prior to the termination of the offering of the Securities, the Company will not file any amendment of the Registration Statement or supplement (including the U.S. Final Prospectus, the Canadian Final Prospectus or any U.S. or Canadian Preliminary Prospectus) to the U.S. or Canadian Base Prospectus as the case may be, unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object. The Company will prepare a supplement to the Canadian Base Prospectus in accordance with the requirements of the securities laws of each of the Province of Ontario and the Qualifying Provinces and a supplement to the U.S. Base Prospectus consisting of the supplement to the Canadian Base Prospectus modified as required or permitted by Form F-9, in each case in a form approved by the Representatives and to file (i) such supplement to the Canadian Base Prospectus with the Reviewing Authority and the Qualifying Authorities pursuant to the securities laws of each of the Province of Ontario and the Qualifying Provinces not later than the close of business on the second business day following the execution and delivery of this Agreement or, if applicable, such earlier time as may be required by the securities laws of each of the Province of Ontario and the Qualifying Provinces, and (ii) such supplement to the U.S. Preliminary Prospectus with the Commission pursuant to General Instruction II.K. of Form F-9 not later than the Commission’s close of business on the next business day following such filing with the Reviewing Authority or, if applicable, such earlier time as may be required by such General Instruction II.K. of Form F-9 or as may be required by the securities laws of each of the Province of Ontario and the Qualifying Provinces; to make no further amendment or supplement to the Registration Statement, the U.S. Base Prospectus, the Canadian Base Prospectus, the U.S. Preliminary Prospectus or the Canadian Preliminary Prospectus after the date of this Agreement and prior to the Closing Date unless such amendment or supplement is approved by the Representatives after reasonable notice thereof (which approval shall not be unreasonably withheld); to advise the Representatives promptly of any such amendment or supplement relating to, or affecting, the Securities after such Closing Date and furnish the Representatives with copies thereof; to file promptly with the Reviewing Authority and the Qualifying Authorities all documents required to be filed by the Company with the Reviewing Authority and the Qualifying Authorities that are deemed to be incorporated by reference into the Canadian Base Prospectus and the U.S. Base Prospectus and with the Commission all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case, for so long as the delivery of a prospectus is required in connection with the offering or sale of such Securities, and during such same period to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Canadian Base Prospectus, the U.S. Base Prospectus or the Registration Statement has been filed or becomes effective or any supplement to the Canadian Base Prospectus, the U.S. Base Prospectus, the Canadian Final Prospectus, the U.S. Final Prospectus or any amended prospectus has been filed with the Reviewing Authority and the Qualifying Authorities or the Commission, of the issuance by the Reviewing Authority, any Qualifying Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus, relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Reviewing Authority, any Qualifying Authority or the Commission for the amending or supplementing of the Canadian Base Prospectus, the U.S. Base Prospectus, the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus or for additional information relating to the Securities, the Canadian Base Prospectus, the U.S. Base Prospectus, the Registration Statement, the Canadian Final Prospectus or the U.S. Final Prospectus; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to use promptly its best efforts to obtain its withdrawal.
     (b) To prepare a final term sheet, containing solely a description of final terms of the Securities and the offering thereof, in the form approved by you and attached as Schedule IV hereto and to file such term sheet pursuant to Rule 433(d) within the time required by such Rule.
     (c) If, at any time prior to the filing of the U.S. Final Prospectus, any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will (i) notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to you in such quantities as you may reasonably request.
     (d) If, at any time when a prospectus relating to the Securities is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event occurs as a result of which the U.S. Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the U.S. Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, including in connection with use or delivery of the U.S. Final Prospectus, the Company promptly will (i) notify the Representatives of any such event,

(ii) prepare and file with the Commission, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the U.S. Final Prospectus and (iv) supply any supplemented U.S. Final Prospectus to you in such quantities as you may reasonably request.
     (e) As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.
     (f) The Company will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of each U.S. Preliminary Prospectus, the U.S. Final Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the offering.
     (g) The Company will arrange, if necessary, for the qualification of the Securities for sale under the laws of such jurisdictions as the Representatives may reasonably designate and will maintain such qualifications in effect so long as required for the distribution of the Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Securities, in any jurisdiction where it is not now so subject.
     (h) The Company agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433, other than a free writing prospectus containing the information contained in the final term sheet prepared and filed pursuant to Section 5(b) hereto; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule III hereto and any electronic road show. Any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.
     (i) The Company will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any debt securities issued or guaranteed by the Company (other than the Securities) or publicly announce an intention to effect any such transaction, until the Business Day set forth on Schedule I hereto, other than the offering of securities in Canada as set forth in the Disclosure Package and the U.S. Final Prospectus under the heading “Concurrent Transaction”.
     (j) The Company has not, and will not, take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.
     (k) The Company covenants and agrees with the several Underwriters that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the filing with respect to the Securities under the securities laws of each of the Province of Ontario and the Qualifying Provinces, the registration of the Securities under the Act and any listing of the Securities on a stock exchange, and all other expenses in connection with the preparation, printing and filing in Ontario and the Qualifying Provinces and the United States of America, as may be applicable, of the Registration Statement, any U.S. or Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus and each Issuer Free Writing Prospectus, and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) subject to such limitation as may be set forth in this Agreement, the cost of printing or producing any Agreement among the Underwriters and this Agreement; (iii) the cost of printing or producing any Indenture, any Blue Sky and Legal Investment Memoranda, the Registration Statement, each U.S. and Canadian Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Final Prospectus and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, and any other documents in connection with the offering, purchase, sale and delivery of the Securities; (iv) subject to such limitation as may be set forth in this Agreement, all reasonable expenses in connection with the qualification of the Securities for offering and sale under state securities laws as provided in Section 5(g) hereof, including the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (v) any fees charged by securities rating services for rating the Securities; (vi) any filing fees incident to any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the Securities; (vii) the cost of preparing the Securities; (viii) the fees and expenses of any Trustee and any agent of any Trustee and the reasonable fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities; and (ix) all other costs and expenses incident to the performance of its obligations pursuant to this Agreement which are not otherwise specifically provided for in this Section. It is understood, however, that, except as otherwise specifically provided in this Section and Section 8, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, transfer taxes on resale of any of the Securities by them, and any advertising expenses connected with any offers they may make, including the expenses of any “tombstone” advertisement related to the offering of the Securities; provided, that no such tombstone advertisement shall be published without the prior approval of the Company, which approval shall not be unreasonably withheld.
          6. Conditions to the Obligations of the Underwriters. The obligations of the Underwriters to purchase the Securities shall be subject to the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time and the Closing Date, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions:
     (a) The Canadian Final Prospectus shall have been filed with the Reviewing Authority and the Qualifying Authorities pursuant National Policy 43-201 and its related memorandum of understanding within the applicable time period prescribed for such filing thereunder and the U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.K. of Form F-9 within the applicable time period prescribed for such filing by the rules and regulations under the Act and, in each case, in accordance with Section 5(a) hereof; the final term sheet contemplated by Section 5(b) hereto, and any other material required to be filed by the Company pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Company, threatened by the Commission; no order having the effect of preventing or suspending the use of any prospectus (including any Issuer Free Writing Prospectus) relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Company, threatened by the Reviewing Authority or any Qualifying Authorities; and all requests for additional information on the part of the Reviewing Authority, any Qualifying Authority and the Commission shall have been complied with to the Representatives’ reasonable satisfaction;
     (b) The Company shall have requested and caused Torys LLP, Canadian and United States counsel for the Company, to have furnished to the Representatives their opinion, dated the Closing Date and addressed to the Representatives, to the effect that:

     (i) The Company has been amalgamated and is validly existing as a corporation under the laws of the Province of Ontario, with the corporate power and authority to own its property and conduct its business as described in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, as amended or supplemented;
     (ii) The Company has an authorized share capital as set forth in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, as amended or supplemented;
     (iii) To such counsel’s knowledge, and other than as set forth in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, as amended or supplemented: (A) there are no legal or governmental proceedings in Canada or the United States that are pending to which the Company, Brookfield Properties Corporation or Brookfield Power Inc. is a party or of which any property of the Company, Brookfield Properties Corporation or Brookfield Power Inc. is subject, which, if determined adversely to the Company, Brookfield Properties Corporation or Brookfield Power Inc., would give such counsel reasonable cause to believe that such proceedings are required by the Securities Act (Ontario) and the rules and regulations adopted thereunder to be described or referred to in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, as amended or supplemented, and (B) no such proceedings are threatened or contemplated by governmental authorities or threatened by others;
     (iv) This Agreement has been duly authorized, executed and delivered by the Company;
     (v) The Securities have been duly authorized, executed and delivered by the Company and they have been duly authenticated and issued pursuant to the Indenture; the Securities constitute legal, valid and binding obligations of the Company, enforceable against it in accordance with their terms;
     (vi) The Indenture has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with the terms of the Indenture. The Securities and the Indenture conform, in all material respects, to the descriptions thereof in the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus. The Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended;
     (vii) The issue and sale of the Securities pursuant to the Indenture and this Agreement, the performance by the Company of its obligations under the Securities, this Agreement and the Indenture and the consummation of the transactions contemplated therein will not (A) to such counsel’s knowledge, conflict with, or result in a breach or violation of, or constitute a default under, any of the terms or provisions of any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument known to such counsel to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject; or (B) result in a violation of the articles or by-laws of the Company or, to such counsel’s knowledge, without any special enquiry, any statute, rule or regulation of, or any order of, an Ontario Court, a Canadian federal court, a New York court, a United States federal court, an Ontario governmental authority or body, a Canadian federal governmental authority or body, a New York governmental authority or body or a United States federal authority or body known to such counsel to be applicable to the Company or any of its properties;
     (viii) No consents, approvals, authorizations, orders, registrations, clearances or qualifications of or with any court or governmental authorities are required in connection with the issue and sale of the Securities or the consummation by the Company of the transactions contemplated by this Agreement or the Indenture, except such as have been obtained under the securities laws of the Province of Ontario, the Act and the Trust Indenture Act, and such consents, approvals, authorizations, orders, registrations, clearances or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Securities by the Underwriters;
     (ix) The Canadian Base Prospectus and the U.S. Base Prospectus, each as amended or supplemented, and the Canadian Final Prospectus and the U.S. Final Prospectus, each as amended or supplemented, have been duly approved by, or under the authority of, the Board of Directors of the Company, and the Canadian Base Prospectus and each amendment or supplement thereto has been duly executed on behalf of the Company in accordance with the securities laws of the Province of Ontario;
     (x) The Canadian Base Prospectus, as amended or supplemented (other than the financial statements and related schedules deemed to be incorporated by reference therein and the auditors’ report thereon and any other financial information contained therein or omitted therefrom, as to which such counsel need express no opinion), as of its issue date and the date it was filed with the Reviewing Authority and the Qualifying Authorities, complied as to form, in all material respects, with the applicable requirements of the securities laws of the Province of Ontario;
     (xi) The Canadian Base Prospectus, as amended or supplemented, if supplemented with a certificate of the Underwriters, would constitute the entire disclosure document required to offer and distribute the Securities in the Province of Ontario; the exhibits to the Registration Statement included or incorporated by reference in the Canadian Base Prospectus and the documents incorporated by reference in the Canadian Base Prospectus, as amended or supplemented, include all reports or information that in accordance with the requirements of Ontario law are required to be made publicly available in connection with the offering and distribution of the Securities in the Province of Ontario;

     (xii) The Company has received a Mutual Reliance Review System Decision document from the Reviewing Authority on behalf of itself and the Qualifying Authorities in respect of the Canadian Base Prospectus and any amendments thereto, and the Canadian Preliminary Prospectus and the Canadian Final Prospectus were filed with the Reviewing Authority in the manner and within the time period required by applicable Ontario securities laws; to such counsel’s knowledge, without having made any special inquiry, no order having the effect of ceasing or suspending the effectiveness of such Mutual Reliance Review System decision document has been issued and no proceeding for that purpose has been initiated or threatened by the Reviewing Authority;
     (xiii) The statements in each of the Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus, as amended or supplemented, set forth under the captions “Certain Canadian Federal Income Tax Considerations,” and “Certain United States Federal Income Tax Considerations” fairly and accurately summarize the matters described therein in all material respects;
     (xiv) The statements in the Registration Statement under “Part II — Information Not Required to Be Delivered to Offerees or Purchasers – Indemnification of Directors or Officers” fairly and accurately summarize the matters described therein in all material respects;
     (xv) The Company is not required, nor will it be required after giving effect to the issue and sale of the Securities, to be registered as an “investment company”, as such term is defined in the Investment Company Act;
     (xvi) The Registration Statement, the Disclosure Package and the U.S. Final Prospectus, as amended or supplemented, and any further amendments and supplements thereto made by the Company prior to the Closing Date for the Securities (other than the financial statements and related schedules deemed to be incorporated by reference therein and the auditors’ report thereon, any other financial information contained therein or omitted therefrom and the Form F-X of the Trustee, as to which such counsel need express no opinion) appear on their face to conform in all material respects with the requirements of the Act and the rules and regulations thereunder; and such counsel does not know of (A) any amendment to the Registration Statement required to be filed with the Commission, (B) any documents that are required to be filed as an exhibit to the Registration Statement, or (C) any documents that are required to be incorporated by reference into the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Preliminary Prospectus and the U.S. Final Prospectus, each as amended or supplemented, which were not so filed or incorporated by reference;
     (xvii) The Registration Statement is effective under the Act; the Form F-X of the Company and the Trustee were filed with the Commission prior to the effectiveness of the Registration Statement; any required filing of the U.S. Preliminary Prospectus and the U.S. Final Prospectus or any supplement thereto was made in accordance with General Instruction II.K. of Form F-9; and such counsel was informed telephonically by a member of the staff of the Commission at approximately 5:30 p.m. on the day prior to the Closing Date that there are no stop orders suspending the effectiveness of the Registration Statement; and such counsel has no reason to believe that on the Effective Date the Registration Statement contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or that each of the Canadian Final Prospectus or the U.S. Final Prospectus as of its date and on the Closing Date included or includes any untrue statement of a material fact or omitted or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial information contained therein, as to which such counsel need express no opinion);
     (xviii) Such counsel has no reason to believe that the Disclosure Package, as amended or supplemented at the Execution Time, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than the financial statements and other financial information contained therein, as to which such counsel need express no opinion);
     (xix) No withholding taxes are payable under the federal laws of Canada in respect of the commissions or fees to be paid by the Company pursuant to this Agreement to any Underwriter who is a non-resident of Canada and with whom the Company deals at arm’s length within the meaning of the Income Tax Act (Canada), provided that such commissions or fees are reasonable in the circumstances and are payable in respect of identifiable services rendered by such Underwriter outside of Canada and which are performed by such Underwriter in the ordinary course of a business carried on by it that includes the performance of such services for a commission or fee;
     (xx) A court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give effect to the choice of the law of the State of New York (“New York law”) as the proper law governing the Indenture, the Securities and this Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term is understood under the laws in the Province of Ontario and the federal laws of Canada applicable therein; an Ontario Court would not refuse to give effect to the choice of New York law as the proper law governing the enforcement of the Indenture, the Securities or this Agreement on the ground that such choice of law is not bona fide or that such choice is contrary to public policy, as that term is understood under the laws in the Province of Ontario and the federal laws of Canada applicable therein (“Ontario Public Policy”);

     (xxi) In an action on a final and conclusive judgment in personam of any federal or state court sitting in the Borough of Manhattan, The City of New York, New York (a “New York Court”) that is not impeachable as void or voidable under New York law, an Ontario Court would give effect to the appointment by the Company of CT Corporation System, as its agent for service in the United States of America under the Indenture, the Securities and this Agreement and to the provisions in the Indenture and this Agreement whereby the Company has submitted to the non-exclusive jurisdiction of a New York Court;
     (xxii) If the Indenture, the Securities or this Agreement are sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, an Ontario Court would, subject to the qualifications set out in paragraph (xxi) above, recognize the choice of New York law, and, upon appropriate evidence as to such law being specifically pleaded and proved, apply such law, provided that none of the provisions of the Indenture, the Securities or this Agreement or of applicable New York law is contrary to Ontario Public Policy; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and an Ontario Court will retain discretion to decline to hear such action if it is contrary to Ontario Public Policy for such court to do so, or if such court is not the proper forum to hear such an action or if concurrent proceedings are being brought elsewhere; none of the provisions of the Indenture, the Securities or this Agreement are contrary to Ontario Public Policy, except that rights of indemnity and contribution pursuant to this Agreement may be contrary thereto; and
     (xxiii) An Ontario Court would enforce a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Indenture, the Securities and this Agreement that is not impeachable as void or voidable under New York law for a sum certain if: (A) the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by the Company to the jurisdiction of the New York Court pursuant to the Indenture, the Securities and this Agreement will be sufficient for this purpose); (B) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with Ontario Public Policy, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada); (C) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and (D) the action is commenced within the applicable limitation periods; under the Currency Act (Canada), an Ontario Court may give judgment only in Canadian dollars, however where a contractual obligation provides for a manner of conversion to Canadian currency of an amount in foreign currency, an Ontario Court will give effect to the manner of conversion in the obligation; and, there is some doubt as to the enforceability in Canada, against the Company or against any of its respective directors, officers and experts who are not residents of the United States, by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.
     In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the State of New York, the Federal laws of the United States, the Province of Ontario or the federal laws of Canada applicable therein, to the extent they deem proper and specified in such opinion, upon the opinion of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials. References to the U.S. Final Prospectus or to the Canadian Final Prospectus in this paragraph (b) shall also include any supplements thereto at the Closing Date.
     (c) The Representatives shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriters, such opinion or opinions, dated the Closing Date and addressed to the Representatives, with respect to the issuance and sale of the Securities, the Indenture, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus (together with any supplement thereto) and other related matters as the Representatives may reasonably require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters (it being understood that, to the extent such opinion relates to the laws of Ontario and the federal laws of Canada applicable therein, such counsel shall be entitled to rely on the opinion of Canadian counsel to the Company delivered pursuant to Section 6(b) hereof).
     (d) The Company shall have furnished to the Representatives a certificate of the Company, signed by the Chairman of the Board or the President and the principal financial or accounting officer of the Company, dated the Closing Date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus and any supplements or amendments thereto, as well as each electronic road show used in connection with the offering of the Securities, and this Agreement and that:
     (i) the representations and warranties of the Company in this Agreement are true and correct on and as of the Closing Date with the same effect as if made on the Closing Date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date;
     (ii) no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened; and
     (iii) since the date of the most recent financial statements included in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any supplement thereto), there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any supplement thereto).
     (e) The Company shall have requested and caused Deloitte & Touche LLP to have furnished to the Representatives, at the Execution Time and at the Closing Date, letters, (which may refer to letters previously delivered to one or more of the Representatives), dated respectively as of the Execution Time and as of the Closing Date, in form and substance satisfactory to the Representatives, concerning the financial information with respect to the Company set forth in the General Disclosure Package, the U.S. Final Prospectus and the Canadian Final Prospectus.
     (f) Subsequent to the Execution Time or, if earlier, the dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto), there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (e) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by the Registration Statement (exclusive of any amendment thereof), the Disclosure Package, the Canadian Final Prospectus and the U.S. Final Prospectus (exclusive of any amendment or supplement thereto).
     (g) Subsequent to the Execution Time, there shall not have been any decrease in the rating of any of the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.
     (h) Prior to the Closing Date, the Company shall have furnished to the Representatives such further information, certificates and documents as the Representatives may reasonably request.
          If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Representatives and counsel for the Underwriters, this Agreement and all obligations of the Underwriters hereunder may be canceled at, or at any time prior to, the Closing Date by the

Representatives. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.
          The documents required to be delivered by this Section 6 shall be delivered at the office of Torys LLP, counsel for the Company, at 79 Wellington St. West, Toronto, Ontario, Canada, M5K 1N2, on the Closing Date.
          7. Reimbursement of Underwriters’ Expenses. If the sale of the Securities provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 10 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by any of the Underwriters, the Company will reimburse the Underwriters severally through Citigroup Global Markets Inc. on demand for all expenses (including reasonable fees and disbursements of counsel) that shall have been incurred by them in connection with the proposed purchase and sale of the Securities.
          8. Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter within the meaning of either the Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Act, the Exchange Act, the Ontario Securities Law or other Federal, state or provincial statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Securities as originally filed or in any amendment thereof, or in the Canadian Base Prospectus, the U.S. Base Prospectus, any Canadian Preliminary Prospectus, U.S. Preliminary Prospectus or any other preliminary prospectus supplement relating to the Securities, the Canadian Final Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus, any electronic road show, the information contained in the final term sheet required to be prepared and filed pursuant to Section 5(b) hereto, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. This indemnity agreement will be in addition to any liability which the Company may otherwise have.
     (b) Each Underwriter severally and not jointly agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement or the Canadian Final Prospectus, and each person who controls the Company within the meaning of either the Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Company by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Company acknowledges that the statements set forth (i) in the paragraph under the fee table on the cover page regarding delivery of the Securities and, under the heading “Underwriting” (ii) the list of Underwriters and their respective participation in the sale of the Securities, (iii) the sentences related to concessions and reallowances and (iv) the paragraph related to stabilization, syndicate covering transactions and penalty bids in any Canadian Preliminary Prospectus or U.S. Preliminary Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Canadian Preliminary Prospectus or U.S. Preliminary Prospectus, the Canadian Final Prospectus and the U.S. Final Prospectus or any Issuer Free Writing Prospectus.
     (c) Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. The indemnifying party shall be entitled to appoint counsel of the indemnifying party’s choice at the indemnifying party’s expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be satisfactory to the indemnified party. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.
     (d) In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 8 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which the Company and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Underwriters on the other from the offering of the Securities; provided, however, that in no case shall any Underwriter (except as may be provided in any agreement among underwriters relating to the offering of the Securities) be responsible for any amount in excess of the underwriting discount or commission applicable to the Securities purchased by such Underwriter hereunder. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Underwriters on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Underwriters shall be deemed to be equal to the total underwriting discounts and commissions, in each case as set forth on the cover page of the U.S. Final Prospectus and the Canadian Final Prospectus. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 8, each person who controls an Underwriter within the meaning of either the Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Company within the meaning of either the Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement or the Canadian Final Prospectus, and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d).

          9. Default by an Underwriter. If any one or more Underwriters shall fail to purchase and pay for any of the Securities agreed to be purchased by such Underwriter or Underwriters hereunder and such failure to purchase shall constitute a default in the performance of its or their obligations under this Agreement, the remaining Underwriters shall be obligated severally to take up and pay for (in the respective proportions which the principal amount of Securities set forth opposite their names in Schedule II hereto bears to the aggregate principal amount of Securities set forth opposite the names of all the remaining Underwriters) the Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase; provided, however, that in the event that the aggregate principal amount of Securities which the defaulting Underwriter or Underwriters agreed but failed to purchase shall exceed 10% of the aggregate principal amount of Securities set forth in Schedule II hereto, the remaining Underwriters shall have the right to purchase all, but shall not be under any obligation to purchase any, of the Securities, and if such nondefaulting Underwriters do not purchase all the Securities, this Agreement will terminate without liability to any nondefaulting Underwriter or the Company. In the event of a default by any Underwriter as set forth in this Section 9, the Closing Date shall be postponed for such period, not exceeding five Business Days, as the Representatives shall determine in order that the required changes in the Registration Statement, the Canadian Final Prospectus and the U.S. Final Prospectus or in any other documents or arrangements may be effected. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company and any nondefaulting Underwriter for damages occasioned by its default hereunder.
          10. Termination. This Agreement shall be subject to termination in the absolute discretion of the Representatives, by notice given to the Company prior to delivery of and payment for the Securities, if at any time prior to such delivery and payment (i) trading in the Company’s common shares shall have been suspended by the Commission, the Reviewing Authority, the New York Stock Exchange or the Toronto Stock Exchange or trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange shall have been suspended or limited or minimum prices shall have been established on either of such exchanges, (ii) a banking moratorium shall have been declared either by U.S. Federal, New York State or Canadian authorities or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States or Canada of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Representatives, impractical or inadvisable to proceed with the offering or delivery of the Securities as contemplated by any Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, the Canadian Final Prospectus or the U.S. Final Prospectus (exclusive of any amendment or supplement thereto).
          11. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 8 hereof, and will survive delivery of and payment for the Securities. The provisions of Sections 7 and 8 hereof shall survive the termination or cancellation of this Agreement.

          12. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Representatives, will be mailed, delivered or telefaxed to the Citigroup Global Markets Inc. General Counsel (fax no.: (212) 816 7912) and confirmed to (i) the General Counsel, Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York, 10013, Attention: General Counsel and (ii) c/o Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, N.Y. 10010-3629, Attention: LCD-IBD; or, if sent to the Company, will be mailed, delivered or telefaxed to (416) 363-2856 and confirmed to it at BCE Place, Suite 300, 181 Bay Street, Toronto, ON M5J 2T3, Attention: Kelly Marshall, Senior Vice-President, Corporate Finance.
          13. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.
          14. No fiduciary duty. The Company hereby acknowledges that (a) the purchase and sale of the Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Company and (c) the Company’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters). The Company agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.
          15. Integration. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.
          16. Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York.
          17. Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the indemnifying party will indemnify each indemnified party or other person to whom such amount is due against any loss incurred by such indemnified party or other person, as the case may be, as a result of any variation as between (i) the rate of exchange at which the currency amount of the country of the indemnified party is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which such indemnified party or other person, as the case may be, is able to purchase the currency, of the country of the indemnified party with the amount of the judgment currency actually received by such indemnified party or other person, as the case may be. The foregoing indemnity shall constitute a separate and independent obligation of each indemnifying party and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into the currency of the country of the indemnified party.
          18. Submission to Jurisdiction; Agent for Service. The Company hereby irrevocably agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transaction contemplated hereby may be instituted in any state or federal court in The City of New York and in the respective courts of each party’s own corporate (or, in the case of the Underwriters, partnership) domicile with respect to actions brought against it, hereby irrevocably waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding in any state or federal court in The City of New York and hereby irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed CT Corporation System, 111 8th Avenue, New York, New York 10011 as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transaction contemplated hereby which may be instituted in any state or federal court in The City of New York, expressly consents to the jurisdiction of any such court in respect of any such action and waives any other requirements of or objections to personal jurisdiction with respect thereto and designates its domicile, the domicile of CT Corporation System specified above and any domicile that CT Corporation System may have in the future as its domicile to receive any notice hereunder (including service of process). Such appointment shall be irrevocable. If for any reason CT Corporation System (or any successor agent for this purpose) shall cease to act as agent for service of process as provided above, the Company will promptly appoint a successor agent for this purpose reasonably acceptable to the Representatives. The Company represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, as may be necessary to continue such designation and appointment of the Authorized Agent in full force and effect, as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.
          19. Waiver of Jury Trial. The Company hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.
          20. Counterparts. This Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.
          21. Headings. The section headings used herein are for convenience only and shall not affect the construction hereof.
          22. Definitions. The terms that follow, when used in this Agreement, shall have the meanings indicated.

          “Act” shall mean the Securities Act of 1933, as amended and the rules and regulations of the Commission promulgated thereunder.
     “Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or Toronto, Canada.
     “Canadian Base Prospectus” has the meaning set forth in Section 1(a) hereof.
     “Canadian Final Prospectus” has the meaning set forth in Section 1(a) hereof.
     “Canadian Preliminary Prospectus” has the meaning set forth in Section 1(a) hereof.
     “Closing Date” has the meaning set forth in Section 3 hereof.
     “Commission” shall mean the Securities and Exchange Commission.
     “Disclosure Package” shall mean (i) the U.S. Base Prospectus, (ii) the U.S. Preliminary Prospectus used most recently prior to the Execution Time, (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule III hereto, (iv) the final term sheet prepared and filed pursuant to Section 5(b) hereto, if any, and (v) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.
     “Effective Date” shall mean each date and time that the Registration Statement, and any post-effective amendment or amendments thereto became or becomes effective or any prospectus supplement is filed pursuant to General Instruction II.K of Form F-9.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.
     “Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.
     “Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.
     “Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.
     “Registration Statement” has the meaning set forth in Section 1(b) hereof.
     “Rule 158”, “Rule 164”, “Rule 172”, “Rule 405”, and “Rule 433” refer to such rules under the Act.
     “Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended and the rules and regulations of the Commission promulgated thereunder.

     “U.S. Base Prospectus” has the meaning set forth in Section 1(b) hereof .
     “U.S. Final Prospectus” has the meaning set forth in Section 1(b) hereof .
     “U.S. Preliminary Prospectus” has the meaning set forth in Section 1(b) hereof .

     If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the several Underwriters.

Very truly yours,

Brookfield Asset Management Inc.
By:
Name:
Title:

The foregoing Agreement is hereby confirmed and accepted as of the date specified in Schedule I hereto.

Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

By: By:	Citigroup Global Markets Inc.
Name:
Title:
For themselves and the other several Underwriters, if any, named in Schedule II to the foregoing Agreement.

SCHEDULE I
Underwriting Agreement dated April 20, 2007
Registration Statement No. 333-137945
Representative(s): Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC
Title, Purchase Price and Description of Securities:

Title:	5.80% Notes due April 25, 2017

Principal Amount:	US$250,000,000

Price to Public:	US$249,325,000

Underwriting Commission:	0.65% (US$1,625,000)
Closing Date, Time and Location: April 25, 2007 at 10:00 a.m. at Torys LLP, at 79 Wellington St. West, Toronto, Ontario, Canada
Type of Offering: Non-delayed
Date referred to in Section 5(i) after which the Company may offer or sell debt securities issued or guaranteed by the Company without the consent of the Representative(s): the Closing Date

SCHEDULE II

	Principal Amount
	of Securities to
Underwriters	be Purchased
Citigroup Global Markets Inc.	US$	81,250,000
Credit Suisse Securities (USA) LLC		81,250,000
BNP Paribas Securities Corp.		17,500,000
Daiwa Securities America Inc.		17,500,000
Deutsche Bank Securities Inc.		17,500,000
J.P. Morgan Securities Inc.		17,500,000
Wachovia Capital Markets, LLC		17,500,000

Total	US$	250,000,000

SCHEDULE III
Schedule of Free Writing Prospectuses included in the Disclosure Package
1. Final term sheet, dated April 20, 2007, a copy of which is attached in Schedule IV hereto.

SCHEDULE IV
Filed Pursuant to Rule 433
Registration No. 333-137945
April 20, 2007
PRICING TERM SHEET

Issuer:	Brookfield Asset Management Inc.
Security:	5.80% Notes due April 25, 2017
Size:	US$250,000,000
Trade Date:	April 20, 2007
Expected Settlement Date:	April 25, 2007
Maturity Date:	April 25, 2017
Coupon:	5.80%
Interest Payment Dates:	April 25 and October 25, commencing October
25, 2007
Price to Public:	99.730% (US$249,325,000)
Benchmark Treasury:	UST 4.625% due February 15, 2017
Benchmark Treasury Yield:	4.686%
Spread to Benchmark Treasury:	+ 115 bp
Yield:	5.836%
Redemption Provisions:
Make-Whole Call:	Any time at the greater of 100% and the
adjusted treasury rate, plus 20 basis
points.
CUSIP:	112585 AB0

Ratings:	Baa2 (Moody’s Investors Service, Inc.)
A- (Standard & Poor’s Ratings Services)
BBB+ (Fitch Ratings Ltd.)
A Low (Dominion Bond Rating Service Limited)

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC

Co-Managers:	BNP Paribas Securities Corp.
Daiwa Securities America Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Credit Suisse Securities (USA) LLC at 1-800-221-1037.